Exhibit 3

OI S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

NOTICE TO SHAREHOLDERS

Payment of Dividends and Redemption of Distributed Shares

Oi S.A. (the “Company”) informs its Shareholders and the market in general that, in accordance with the decisions made at the Ordinary and Extraordinary Shareholders’ Meetings, both held on March 21, 2013, it will:

(i)	on March 28, 2013, make payments in connection with dividends declared for the fiscal year ended 2012, in the total amount of R$837,543,395.43 (eight hundred and thirty-seven million, five hundred and forty-three thousand, three hundred and ninety-five reais and three centavos), equivalent to R$0.510688584430 per common and preferred share, through Banco do Brasil S.A. (“Banco do Brasil”); and

(ii)	on April 1, 2013, make payments in connection with the redemption of the class B and C preferred shares issued and distributed to holders of its common and preferred shares, in the total amount of R$162,456,604.57 (one hundred and sixty-two million, four hundred and fifty-six thousand, six hundred and four reais and fifty-seven centavos), equivalent to R$0.099057235567 per common and preferred share, through Banco do Brasil.

I. Positions credited: The dividends and redemption of distributed shares will be paid to persons who held shares as of March 21, 2013. Beginning on March 22, 2013, all shares will be traded ex-dividends and ex-distribution.

II. Method of Payment: (a) Shareholders eligible to receive payment of dividends or redemption of distributed shares and who have checking accounts with Banco do Brasil will have their earnings credited to their respective checking accounts at Banco do Brasil, provided that they have explicitly opted to do so and that their registration information with Banco do Brasil is up to date; (b) shareholders whose shares are held in custody at the BM&FBOVESPA Central Depositary (Central Depositária da BM&FBOVESPA) will be paid by their custodian; and (c) other duly identified eligible shareholders must request a notice of payment at the Banco do Brasil branch of their choice in order to receive payment at the teller or through a deposit in their checking accounts at other banks, at the expense of each shareholder, upon providing the relevant information (name of bank, branch, account number).

III. Registration: (a) Shareholders whose records are inconsistent or not up-to-date must present the documents required to update their registration at the Banco do Brasil branch of their choice in order to receive payment. Individuals must provide: an identification document, individual taxpayers’ registry (CPF) and proof of address. Legal entities must provide: corporate taxpayers’ registry (CNPJ), by-laws/articles of association and related proof of representation; (b) Shareholders who are represented by proxies/attorneys-in-fact must grant their representatives specific powers through a public deed for an established period of time, specifying the amount and type of shares entitled to receive payment.

Rio de Janeiro, March 21, 2013.

Alex Waldemar Zornig

Investor Relations Officer

Oi S.A.